UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MSC INDUSTRIAL DIRECT CO., INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

553530 10 6
(CUSIP Number)

Mitchell Jacobson MSC Industrial Direct Co., Inc. 515 Broadhollow Road, Suite 1000 Melville, New York 11747 (516) 812-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Mitchell Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,591,275 (1)
	8	SHARED VOTING POWER 249,425 (2)
	9	SOLE DISPOSITIVE POWER 6,591,275 (1)
	10	SHARED DISPOSITIVE POWER 249,425 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,840,700 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 200,517 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of MSC Industrial Direct Co., Inc., a New York corporation (the “Issuer”), owned directly by Mr. Jacobson; (ii) 1,719,598 shares of Class B common stock (the “Class B Common Stock”), which are convertible into shares of Class A Common Stock on a share-for-share basis at any time, owned directly by Mr. Jacobson; (iii) 2,373,433 shares of Class B Common Stock held by trusts of which Mr. Jacobson is the settlor and over whose trustees Mr. Jacobson can exercise remove and replace powers; and (iv) 2,297,727 shares of Class B Common Stock held by grantor retained annuity trusts of which Mr. Jacobson is the settlor, sole annuitant and trustee, and other trusts over whose portfolio securities Mr. Jacobson exercises voting or dispositive power. Mr. Jacobson disclaims beneficial ownership of the 4,671,160 shares of Class B Common Stock held by these trusts.
(2)	Consists of shares of Class A Common Stock held by a family charitable foundation, of which Mr. Jacobson is a director, as to which shares Mr. Jacobson has shared voting and dispositive power (which shares are also reported as beneficially owned by Ms. Bennett). Mr. Jacobson disclaims beneficial ownership of all shares of Class A Common Stock held by the foundation.
(3)	Based on (i) 47,318,110 shares of Class A Common Stock outstanding as of December 15, 2022, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q dated January 5, 2023, and (ii) 6,390,758 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 6,390,758 shares of Class B Common Stock as set forth in (1) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Erik Gershwind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,909,604 (1)
	8	SHARED VOTING POWER 52,731 (2)
	9	SOLE DISPOSITIVE POWER 1,909,604 (1)
	10	SHARED DISPOSITIVE POWER 52,731 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,335 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 463,723 shares of Class A Common Stock owned directly by Mr. Gershwind; (ii) 153,540 shares of Class A Common Stock issuable upon the exercise by Mr. Gershwind of stock options that are currently exercisable or exercisable within 60 days of January 31, 2023; (iii) 18,782 shares of Class A Common Stock held by a family charitable foundation, of which Mr. Gershwind is a director; (iv) 162,457 shares of Class A Common Stock held by a trust over whose trustee Mr. Gershwind can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (v) 813,188 shares of Class B Common Stock owned directly by Mr. Gershwind; (vi) 100,000 shares of Class B Common Stock held by grantor retained annuity trusts of which Mr. Gershwind is the settlor, sole annuitant and trustee; (vii) 83,621 shares of Class B Common Stock held by a trust of which Mr. Gershwind is a trustee (which shares are also reported as beneficially owned by Ms. Bennett); and (viii) 114,293 shares of Class B Common Stock held by a trust over whose trustee Mr. Gershwind can exercise remove and replace powers (and which shares are also reported as beneficially owned by Ms. Bennett). Mr. Gershwind disclaims beneficial ownership of the 18,782 shares of Class A Common Stock held by the foundation and the 162,457 shares of Class A Common Stock and the 297,914 shares of Class B Common Stock that are beneficially owned by these trusts.
(2)	Consists of (i) 2,913 shares of Class A Common Stock held by a family charitable foundation, of which Mr. Gershwind is a director (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson and Ms. Bennett), and (ii) 49,818 shares of Class B Common Stock held by a trust of which Mr. Gershwind is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson), and as to which shares, in each case, Mr. Gershwind has shared voting and dispositive power. Mr. Gershwind disclaims beneficial ownership of the 2,913 shares of Class A Common Stock held by the foundation and the 49,818 shares of Class B Common Stock held by the trust.
(3)	Based on (i) 47,318,110 shares of Class A Common Stock outstanding as of December 15, 2022, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q dated January 5, 2023, and (ii) 1,160,920 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 1,160,920 shares of Class B Common Stock as set forth in (1) and (2) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Stacey L. Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,157 (1)
	8	SHARED VOTING POWER 341,655 (2)
	9	SOLE DISPOSITIVE POWER 1,070,157 (1)
	10	SHARED DISPOSITIVE POWER 341,655 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,812 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 6,409 shares of Class A Common Stock owned directly by Ms. Bennett; (ii) 18,782 shares of Class A Common Stock held by a family charitable foundation, of which Ms. Bennett is a director; (iii) 162,462 shares of Class A Common Stock held by a trust over whose trustee Ms. Bennett can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (iv) 684,590 shares of Class B Common Stock owned directly by Ms. Bennett; (v) 114,293 shares of Class B Common Stock held by a trust of which Ms. Bennett is a trustee (which shares are also reported as beneficially owned by Mr. Gershwind); and (vi) 83,621 shares of Class B Common Stock held by a trust over whose trustee Ms. Bennett can exercise remove and replace powers (and which shares are also reported as beneficially owned by Mr. Gershwind). Ms. Bennett disclaims beneficial ownership of the 18,782 shares of Class A Common Stock held by the foundation and the 162,462 shares of Class A Common Stock and the 197,914 shares of Class B Common Stock that are beneficially owned by these trusts.
(2)	Consists of (i) 9 shares of Class A Common Stock held by a trust of which Ms. Bennett is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (ii) 252,338 shares of Class A Common Stock held by family charitable foundations, of which Ms. Bennett is a director (of which 249,425 shares are also reported as beneficially owned by Mr. Jacobson and 2,913 shares are also reported as beneficially owned by Ms. Gershwind Fiverson and Mr. Gershwind), and (iii) 89,308 shares of Class B Common Stock held by a trust of which Ms. Bennett is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson), and as to which shares, in each case, Ms. Bennett has shared voting and dispositive power. Ms. Bennett disclaims beneficial ownership of the 253,338 shares of Class A Common Stock held by the foundations and the 9 shares of Class A Common Stock and the 89,308 shares of Class B Common Stock held by the trust.
(3)	Based on (i) 47,318,110 shares of Class A Common Stock outstanding as of December 15, 2022, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q dated January 5, 2023, and (ii) 971,812 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 971,812 shares of Class B Common Stock as set forth in (1) and (2) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON Marjorie Gershwind Fiverson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 796,126 (1)
	8	SHARED VOTING POWER 2,913 (2)
	9	SOLE DISPOSITIVE POWER 796,126 (1)
	10	SHARED DISPOSITIVE POWER 2,913 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,039 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 324,919 shares of Class A Common Stock held by trusts over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power (of which 162,457 shares are also reported as beneficially owned by Mr. Gershwind and 162,462 shares are also reported as beneficially owned by Ms. Bennett); (ii) 9 shares of Class A Common Stock held by a trust over whose trustee Ms. Gershwind Fiverson can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Bennett); (iii) 3,638 shares of Class A Common Stock held by a trust over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power; (iv) 14,913 shares of Class B Common Stock owned directly by Ms. Gershwind Fiverson; (v) 313,521 shares of Class B Common Stock held by a trust over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power; and (vi) 139,126 shares of Class B Common Stock held by trusts over whose trustees Ms. Gershwind Fiverson can exercise remove and replace powers (of which 49,818 shares are also reported as beneficially owned by Mr. Gershwind and 89,308 shares are also reported as beneficially owned by Ms. Bennett). Ms. Gershwind Fiverson disclaims beneficial ownership of the 328,566 shares of Class A Common Stock and the 452,647 shares of Class B Common Stock that are beneficially owned by these trusts.
(2)	Consists of shares of Class A Common Stock held by a family charitable foundation, of which Ms. Gershwind Fiverson is a director, as to which shares Ms. Gershwind Fiverson has shared voting and dispositive power (which shares are also reported as beneficially owned by Ms. Bennett and Mr. Gershwind). Ms. Gershwind Fiverson disclaims beneficial ownership of all shares of Class A Common Stock held by the foundation.
(3)	Based on (i) 47,318,110 shares of Class A Common Stock outstanding as of December 15, 2022, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q dated January 5, 2023, and (ii) 467,560 shares of Class A Common Stock issuable to the Reporting Person upon conversion of the 467,560 shares of Class B Common Stock as set forth in (1) above.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 6 of 11

Explanatory Note

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) is being filed by Mitchell Jacobson, Erik Gershwind, Stacey L. Bennett, and Marjorie Gershwind Fiverson and relates to the shares of Class A Common Stock of the Issuer. Mr. Jacobson has previously reported information regarding his beneficial ownership of the Class A Common Stock on Schedule 13G and most recently reported such information on Amendment No. 19 to Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2022.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 515 Broadhollow Road, Suite 1000, Melville, New York 11747.

Item 2.	Identity and Background.

This statement is filed by:

(i)	Mitchell Jacobson, an individual and citizen of the United States and non-executive chairman of the board of directors of the Issuer (the “Board”);
(ii)	Erik Gershwind, an individual and citizen of the United States, chief executive officer and president of the Issuer and member of the Board;
(iii)	Stacey L. Bennett, an individual and citizen of the United States; and
(iv)	Marjorie Gershwind Fiverson, an individual and citizen of the United States.

Each person or entity listed in clauses (i) – (iv), a “Reporting Person” and, collectively the “Reporting Persons.”

The address of the principal business office of Mr. Jacobson and Mr. Gershwind is c/o MSC Industrial Direct Co., Inc., 515 Broadhollow Road, Melville, New York 11747. The address of the principal business office of Ms. Bennett and Ms. Gershwind Fiverson is c/o Jacobson Family Investments, Inc. 410 Park Avenue, New York, New York 10022.

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is filed as Exhibit 99.1 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 7 of 11

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4, which is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Proposed Declassification Transaction

Mr. Jacobson has served as the Non-Executive Chairman of the Board of Directors (the “Board”) of the Issuer since January 2013 and has been a member of the Board since October 1995. Mr. Jacobson was previously President and Chief Executive Officer of the Issuer from October 1995 to November 2003 and Chief Executive Officer of the Issuer until November 2005. Mr. Gershwind has served as President and Chief Executive Officer of the Issuer since January 2013 and as a member of the Board since October 2010. Mr. Jacobson is the uncle of Mr. Gershwind and Ms. Bennett and the brother of Ms. Gershwind Fiverson, the mother of Mr. Gershwind and Ms. Bennett.

On January 31, 2023, Messrs. Jacobson and Gershwind delivered the following letter to the Issuer:

STRICTLY CONFIDENTIAL

January 31, 2023

Board of Directors

MSC Industrial Direct Co., Inc.

515 Broadhollow Road

Suite 1000

Melville, New York 11747

Re: Reclassification and Share Buyback Transaction Proposal

Ladies and Gentlemen:

We are writing on behalf of ourselves, Mitchell Jacobson and Erik Gershwind, and other members of our extended family that hold shares of Class B common stock of MSC Industrial Direct Co., Inc. (the “Company”) to propose a reclassification of the Company’s Class B common stock and Class A common stock into a single class of common stock on the terms described in this letter. Should the Company and the Class A shareholders determine to move forward with our proposal, and on the terms described herein, we would be willing to relinquish the majority voting control which we have held since the inception of the Company in 1941.

We are proposing a transaction in which each share of Class B common stock would be converted into 1.35 shares of Class A common stock. We believe that the Company should consider attempting to concurrently execute an accelerated share buyback of up to 3.0 million Class A shares in order to offset dilution from the conversion. The proposed transaction, and to the extent that the Company elects to and is successful in repurchasing 3.0 million Class A shares, would reduce the aggregate voting power of our family from approximately 65.7% to 23.3% of the Company, in line with its economic ownership. We expect that, following the proposed conversion, our family will collectively remain the Company’s largest shareholder.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 8 of 11

The premium included in our proposal is supported by precedent transactions and appropriate given the significant benefits that would accrue to the Company and its shareholders as a result of the proposed transaction. We believe the proposed reclassification is an opportunity to align the governance profile of the Company with current best practices, as exemplified by the director voting guidelines of Institutional Shareholder Services (ISS), and to increase demand from investors opposed to companies with a dual-class structure. We also believe that our shareholders will strongly support the proposed transaction, a conviction supported by the fact that a number of U.S. publicly-traded companies with similar dual-class structures have converted to single-class structures and in all the disclosed situations their low-vote shareholders have voted overwhelmingly for the conversion, with more than 90% of these shareholders voting in favor in every case.

We remain entirely committed to the Company’s strategic direction that has been highlighted by the Mission Critical program and are enthusiastic about the Company’s near- and long-term prospects. Furthermore, we believe that the Company’s stock is undervalued both intrinsically and relative to its peers, which underpins our suggestion that the Company consider a concurrent share repurchase upon a reclassification of the Class B common stock. We believe that the proposed transaction allows for the adoption of best practices in governance and signals to the market our family’s continued commitment as the Company’s largest shareholder.

We would require that the proposed transaction be subject to specified terms and conditions to be set forth in definitive documentation, including that the completion of any such transaction be expressly conditioned on the procedures described in Kahn v. M&F Worldwide Corp. and its progeny. Accordingly, any consideration payable to the holders of Class B common stock in the potential transaction would (among other things) have to be approved (1) by a fully empowered special committee of independent directors of the Board of Directors of the Company and (2) by the holders of a majority of the Class A common stock that do not also hold shares of Class B common stock. Our family, in our capacity as holders of Class B common stock, will not pursue any transaction not expressly conditioned on these procedures. Consistent with customary market practice, our proposal also contemplates that the Company would fully indemnify and reimburse our family with respect to its participation in the transaction, including its out-of-pocket expenses. The possible accelerated share buyback referred to above is of course a decision for the Board and our willingness to enter into the proposed conversion transaction is not subject to the buyback.

We remain as committed to the success of the Company as we have over the past 80 years. To that end, if the Board or the Company’s non-controlling shareholders prefer the status quo, our family is content to maintain its ability to control the Company.

Please note that this letter is non-binding and any possible transaction contemplated by this letter would be subject to, among other things, negotiation of mutually acceptable definitive documentation with terms appropriate for a transaction of this type. We look forward to hearing from the Board, and will continue to lead the Company and execute on our strategy as you take the appropriate time to assess the transaction we have proposed.

Sincerely,

/s/ Mitchell Jacobson and Erik Gershwind
Mitchell Jacobson and Erik Gershwind

General

The Reporting Persons have acquired the shares of Class A Common Stock reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Class A Common Stock, the Issuer’s performance, operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations, increase or decrease their investment position. Depending on the investment considerations noted above, the Reporting Persons may, from time to time, (i) make additional purchases of Class A Common Stock or other securities of the Issuer either in the open market, in privately negotiated transactions or otherwise; (ii) hold or sell, trade or otherwise dispose of all or some holdings in the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; or (iv) take any other lawful action they deem to be in their best interests. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Consistent with the Reporting Persons’ investment purposes and, in addition to their governance rights described above, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 9 of 11

Other than as described herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer.

See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

References to percentage ownership of the Class A Common Stock in this Schedule 13D are based on (i) 47,318,110 shares of Class A Common Stock outstanding as of December 15, 2022, as reported by the Issuer in its publicly filed Quarterly Report on Form 10-Q dated January 5, 2023, and (ii) 8,654,010 shares of Class A Common Stock issuable to the Reporting Persons upon conversion of 8,654,010 shares of Class B Common Stock. The Class A Common Stock has one vote per share and the Class B Common Stock has 10 votes per share.

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated by reference herein.

In connection with the letter described in Item 4, the Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d) of the Exchange Act and the rules thereunder, and may be deemed to collectively beneficially own 10,171,108 shares of Class A Common Stock (representing approximately 18.2% of the Class A Common Stock), comprising (i) 1,517,098 shares of Class A Common Stock and (ii) 8,654,010 shares of Class A Common Stock issuable upon conversion of 8,654,010 shares of Class B Common Stock beneficially owned by the Reporting Persons. Each of the Reporting Persons expressly disclaims that they constitute a “group” for the purposes of Section 13(d) of the Exchange Act and the rules thereunder.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock during the 60 days prior to the filing of this Schedule 13D, except as described in this Schedule 13D and except as follows:

(i)	the donation by Mr. Jacobson of 71,933 shares of Class A Common Stock on December 27, 2022; and
(ii)	the distribution by the Mitchell L. Jacobson GRAT #41 of 22,081 shares of Class B Common Stock as an annuity payment to Mr. Jacobson on January 3, 2023.

(d) Except as otherwise set forth herein and to the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Class A Common Stock beneficially owned by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 10 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set out in Item 4 and Item 5 of this Schedule 13D are hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Exhibit	Name
99.1	Joint Filing Agreement by and among certain of the Reporting Persons, dated as of February 6, 2023.*
99.2	Power of Attorney, dated as of February 6, 2023.*

* Filed herewith

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

/s/ Mitchell Jacobson
MITCHELL JACOBSON

/s/ Erik Gershwind
ERIK GERSHWIND

/s/ Stacey L. Bennett
STACEY L. BENNETT

/s/ Marjorie Gershwind Fiverson
MARJORIE GERSHWIND FIVERSON